                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            THE INTERLAKE CORPORATION
        ----------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $1.00 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    45870210

                                 (CUSIP number)

                                 R.C.O. Hellyer
                          J O Hambro & Company Limited
                                  10 Park Place
                             London SW1A 1LP England
                               011-44-171-222-2020
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 11, 1996
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Exhibit Index appears on page  .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 3 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro & Company Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                1,976,600
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              1,976,600
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,976,600
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.6%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    HC, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 4 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro Asset Management Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                1,976,600
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              1,976,600
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,976,600
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.6%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    HC, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 5 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro & Partners Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                1,860,800
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              1,860,800
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,860,800
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.1%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IA, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 6 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro Investment Management Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                115,800
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              115,800
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    115,800
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.5%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IA, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 7 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Christopher Harwood Bernard Mills
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                1,976,600
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              1,976,600
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,976,600
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.6%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 8 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Growth Financial Services Limited
    (formerly named Growth Investment Management Limited)
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                988,300
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              988,300
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    988,300
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 9 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    North Atlantic Smaller Companies Investment Trust plc
    (formerly named Consolidated Venture Trust plc)
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                988,300
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              988,300
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    988,300
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 10 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    American Opportunity Trust plc
    (formerly named Leveraged Opportunity Trust plc)
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                400,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              400,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    400,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.7%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 11 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Oryx International Growth Fund Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Guernsey (Channel Islands)
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                300,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              300,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    300,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 12 of    Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Consulta (Channel Islands) Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Guernsey (Channel Islands)
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                300,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              300,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    300,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IA, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D

         This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") amends Items 2, 3, 5, 6 and 7 of the Statement on Schedule 13D (the "Schedule 13D") filed on June 21, 1996 with the Securities and Exchange Commission by the Filing Parties.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and restated in its entirety as follows:

2 (a-c, f).

I.  Filing Parties:

         This Statement is filed on behalf of the following ten persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro & Company Limited ("J O Hambro & Company") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Company functions as the ultimate holding company for J O Hambro & Partners.

2. J O Hambro Asset Management Limited ("J O Hambro Asset Management") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Asset Management functions as an intermediate holding company for J O Hambro & Partners and J O Hambro Investment.

3. J O Hambro & Partners Limited ("J O Hambro & Partners") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Partners is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser to Oryx as well as private clients.

4. J O Hambro Investment Management Limited ("J O Hambro Investment") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP, England. J O Hambro Investment is principally engaged in the business of discretionary investment management of private client portfolios.

5. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment is service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro & Partners and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

                                                           Page 13 of     Pages

6. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

7. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to NASCIT.

8. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to American Opportunity Trust.

9. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal business and office at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro & Partners and Consulta serve as investment advisers to Oryx.

10. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at P.O. Box 208, Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serves as investment manager for Oryx.

II.      Control Relationships:

         J O Hambro & Partners is a majority-owned subsidiary of J O Hambro Asset Management, which is in turn a wholly-owned subsidiary of J O Hambro & Company.

         J O Hambro Investment is a majority-owned subsidiary of J O Hambro Asset Management, which is in turn a wholly-owned subsidiary of J O Hambro & Company.

         Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro & Partners and Oryx and as executive director of NASCIT and American Opportunity Trust.

         Consulta is a wholly-owned subsidiary of Consulta Limited, which is a corporation organized under the laws of England with its principal office and business at 20 St. James's Street, London SW1A 1ES England. Consulta Limited is principally engaged in the business of investment management and advising.


                                                            Page 14 of     Pages

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         2(d).  Criminal Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e).  Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule A which is incorporated by reference in this Item 2 is amended and restated in its entirety as filed herewith.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change except that the second paragraph of Item 3 is replaced with the following:

         The amount of funds used to date to acquire the Shares is approximately $5,846,821.30 (exclusive of brokerage fees and commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         No change except that Items 5(a-c) are replaced with the following:

         5(a-b)            The aggregate number and percentage of the
outstanding Common Stock of the Company beneficially owned by each of the Filing Parties are as follows:

                                                                                             Number of
                                                     Number of           Number of           Shares:
                                                     Shares:             Shares:             Sole
                                  Aggregate          Sole                Shared              or Shared
Filing                            Number of          Power to            Power to            Power to              Approximate
Party                             Shares:            Vote                Vote                Dispose               Percentage*
- ------                            ---------          ----------          ---------           ----------            -----------
J O Hambro & Company                1,976,600                 0           1,976,600            1,976,600                  8.6%

J O Hambro Asset Management         1,976,600                 0           1,976,600            1,976,600                  8.6%

                                                                                                          Page 15 of     Pages

J O Hambro & Partners               1,860,800                 0           1,860,800            1,860,800                  8.1%

J O Hambro Investment                 115,800                 0             115,800              115,800                  0.5%

Christopher H.B. Mills              1,976,600                 0           1,976,600            1,976,600                  8.6%

GFS                                   988,300                 0             988,300              988,300                  4.3%

NASCIT                                988,300                 0             988,300              988,300                  4.3%

American Opportunity Trust            400,000                 0             400,000              400,000                  1.7%

Oryx                                  300,000                 0             300,000              300,000                  1.3%

Consulta                              300,000                 0             300,000              300,000                  1.3%

- -------------
     * Based on 23,112,999 shares of Common Stock outstanding as of April 15, 1996, which is based on information reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.

  5(c). In addition to the transactions reflected in Item 5(c) of the Schedule 13D filed on June 21, 1996, the Filing Parties have effected the transactions in the Common Stock set forth in the following table:

                                                         Price Per
                                            No. of       Share
Date         Filing Party                   Shares       (US$)      Broker
- ----         ------------                   ------       ---------  ------
14-Jun-96    American Opportunity Trust      5,775       3.000      Wheat First
14-Jun-96    NASCIT                         17,325       3.000      Wheat First
17-Jun-96    NASCIT                          4,600       3.000      Wheat First
18-Jun-96    NASCIT                          3,075       3.000      Wheat First
18-Jun-96    American Opportunity Trust      2,725       3.000      Wheat First
20-Jun-96    NASCIT                          3,500       3.000      Wheat First
27-Jun-96    NASCIT                          2,500       3.125      Wheat First
28-Jun-96    NASCIT                         15,000       3.125      Wheat First

                                                            Page 16 of     Pages

02-Jul-96    NASCIT                         16,000       3.125      Wheat First
02-Jul-96    J O Hambro & Partners           2,400       3.125      Wheat First
             (on behalf of Sannafi Ltd.)
02-Jul-96    J O Hambro & Partners          13,000       3.125      Wheat First
             (on behalf of Seaway Ltd.)
03-Jul-96    NASCIT                         21,000       3.125      Wheat First
03-Jul-96    American Opportunity Trust     21,500       3.125      Wheat First
03-Jul-96    J O Hambro & Partners           2,700       3.125      Wheat First
             (on behalf of Sannafi Ltd.)
03-Jul-96    J O Hambro & Partners          18,300       3.125      Wheat First
             (on behalf of Seaway Ltd.)
05-Jul-96    NASCIT                         15,100       3.125      Wheat First
08-Jul-96    NASCIT                         15,000       3.125      Wheat First
08-Jul-96    American Opportunity Trust     13,100       3.125      Wheat First
08-Jul-96    J O Hambro & Partners           2,000       3.125      Wheat First
             (on behalf of Sannafi Ltd.)
08-Jul-96    J O Hambro & Partners          13,000       3.125      Wheat First
             (on behalf of Seaway Ltd.)
10-Jul-96    J O Hambro & Partners           1,300       3.000      Wheat First
             (on behalf of Sannafi Ltd.)
10-Jul-96    J O Hambro & Partners           8,700       3.000      Wheat First
             (on behalf of Seaway Ltd.)
11-Jul-96    NASCIT                         30,000       3.000      Wheat First
11-Jul-96    American Opportunity Trust     10,000       3.000      Wheat First
11-Jul-96    J O Hambro & Partners           4,000       3.000      Wheat First
             (on behalf of Sannafi Ltd.)
11-Jul-96    J O Hambro & Partners          26,300       3.000      Wheat First
             (on behalf of Seaway Ltd.)
16-Jul-96    NASCIT                         19,900       2.872      Wheat First
16-Jul-96    American Opportunity Trust     16,400       2.872      Wheat First

                                                           Page 17 of     Pages

16-Jul-96    J O Hambro & Partners           2,130       2.872      Wheat First
             (on behalf of Sannafi Ltd.)
16-Jul-96    J O Hambro & Partners          14,270       2.872      Wheat First
             (on behalf of Seaway Ltd.)
16-Jul-96    J O Hambro Investment          10,000       2.872      Wheat First
             (on behalf of Fife Ltd.)
16-Jul-96    J O Hambro Investment           7,500       2.872      Wheat First
             (on behalf of Mrs. M.R. Hambro
             Capital Account)
16-Jul-96    J O Hambro Investment           7,500       2.872      Wheat First
             (on behalf of Aurigest Ltd.)
16-Jul-96    J O Hambro Investment           7,500       2.872      Wheat First
             (on behalf of Mrs. Camilla
             Stacpoole)
16-Jul-96    J O Hambro Investment           2,500       2.872      Wheat First
             (on behalf of Abacus (C.I.)
             Ltd.- T975)
16-Jul-96    J O Hambro Investment           2,500       2.872      Wheat First
             (on behalf of Tim Fane)
16-Jul-96    J O Hambro Investment           2,500       2.872      Wheat First
             (on behalf of  H.B. Barlow's
             1964 Settlement "C" for Naomi)
16-Jul-96    J O Hambro Investment           2,500       2.872      Wheat First
             (on behalf of H.B. Barlow's 1964
             Settlement "D" for Emily)
16-Jul-96    J O Hambro Investment           2,500       2.872      Wheat First
             (on behalf of H.B. Barlow's 1964
             Settlement "A" for Rebecca)
16-Jul-96    J O Hambro Investment           7,500       2.872      Wheat First
             (on behalf of Lord King of
             Wartnaby)
17-Jul-96    NASCIT                          8,900       2.875      Wheat First
17-Jul-96    J O Hambro Investment           7,500       2.875      Wheat First
             (on behalf of Intrepid
             International Ltd.)
                                                           Page 18 of     Pages

18-Jul-96    NASCIT                          6,400       3.069      Wheat First
18-Jul-96    American Opportunity Trust      3,500       3.069      Wheat First
18-Jul-96    J O Hambro & Partners           1,770       3.069      Wheat First
             (on behalf of Sannafi Ltd.)
18-Jul-96    J O Hambro & Partners           4,630       3.069      Wheat First
             (on behalf of Seaway Ltd.)
18-Jul-96    J O Hambro Investment           5,400       3.069      Wheat First
             (on behalf of Lord Keith of
             Castleacre)
18-Jul-96    J O Hambro Investment           5,000       3.069      Wheat First
             (on behalf of The Jerwood
             Foundation)
18-Jul-96    J O Hambro Investment           5,900       3.069      Wheat First
             (on behalf of Rensid
             Investments)
19-Jul-96    J O Hambro Investment           2,100       3.125      Wheat First
             (on behalf of Lord Keith of
             Castleacre)
19-Jul-96    J O Hambro Investment           3,300       3.125      Wheat First
             (on behalf of C.H.A. Butter)
19-Jul-96    NASCIT                          5,000       3.125      Wheat First
23-Jul-96    J O Hambro Investment          10,000       3.125      Wheat First
             (on behalf of Fife Ltd.)
23-Jul-96    J O Hambro Investment           7,500       3.125      Wheat First
             (on behalf of The Jerwood
             Foundation)
23-Jul-96    J O Hambro Investment           6,600       3.125      Wheat First
             (on behalf of Rensid
             Investments)
23-Jul-96    J O Hambro Investment          10,000       3.125      Wheat First
             (on behalf of Robin Kelton)
23-Jul-96    NASCIT                         15,000       3.125      Wheat First
23-Jul-96    J O Hambro & Partners           4,500       3.125      Wheat First
             (on behalf of Sannafi Ltd.)
23-Jul-96    J O Hambro & Partners          13,500       3.125      Wheat First
             (on behalf of Seaway Ltd.)

         All of the above transactions were effected in the open market and were purchases.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change except that the fourth paragraph of Item 6 is replaced with the two paragraphs set forth below:

         As investment manager for private clients Sannafi Limited, Seaway Limited, Mishal Kanoo and Lord Stevens of Ludgate Pension Fund, J O Hambro & Partners and Christopher Harwood Bernard Mills, in his capacity as portfolio manager, have the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.

         As investment manager for private clients Lord Keith of Castleacre, Lord King of Wartnaby, Mrs. Camilla Stacpoole, Intrepid International Limited, Abacus (C.I.) Limited T975, Aurigest Limited, C.H.A. Butter, Esq., Tim Fane, H.B. Barlow's 1964 Settlement "A" for Rebecca, H.B. Barlow's 1964 Settlement "C" for Naomi, H.B. Barlow's 1964 Settlement "D"

                                                           Page 19 of     Pages
for Emily, Mrs. M.R. Hambro Capital Account, Fife Limited, The Jerwood Foundation, Rensid Investments and Robin Kelton, J O Hambro Investment and Christopher Harwood Bernard Mills, in his capacity as portfolio manager, have the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         No change except for the addition of subparagraphs (j) through (aa) set forth below:

         (j) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited.

         (k) Investment Management Agreement dated as of June 29, 1994 between J O Hambro Investment and Lord Keith of Castleacre.

         (l) Investment Management Agreement dated as of October 10, 1994 between J O Hambro Investment and Lord King of Wartnaby.

         (m) Investment Management Agreement dated as of March 3, 1993 between J O Hambro Investment and Mrs. Camilla Stacpoole.

         (n) Investment Management Agreement dated as of June 17, 1994 between J O Hambro Investment and Intrepid International Limited.

         (o) Investment Management Agreement dated as of May 1, 1996 between J O Hambro Investment and Abacus (C.I.) Limited - T975.

         (p) Investment Management Agreement dated as of April 2, 1990 between J O Hambro Investment and Aurigest Limited.

         (q) Investment Management Agreement dated as of September 19, 1995 between J O Hambro Investment and C.H.A. Butter, Esq.

         (r) Investment Management Agreement dated as of July 10, 1992 between J O Hambro Investment and Tim Fane.

         (s) Investment Management Agreement dated as of September 29, 1995 between J O Hambro Investment and H.B. Barlow's 1964 Settlement "A" for Rebecca.

         (t) Investment Management Agreement dated as of September 21, 1995 between J O Hambro Investment and H.B. Barlow's 1964 Settlement "C" for Naomi.

         (u) Investment Management Agreement dated as of October 26, 1995 between J O Hambro Investment and H.B. Barlow's 1964 Settlement "D" for Emily.

                                                            Page 20 of     Pages

         (v) Investment Management Agreement dated as of September 20, 1995 between J O Hambro Investment and Mrs. M.R. Hambro Capital Account.

         (w) Investment Management Agreement dated as of August 25, 1995 between J O Hambro Investment and Fife Limited.

         (x) Investment Management Agreement dated as of January 31, 1996 between J O Hambro Investment and The Jerwood Foundation.

         (y) Investment Management Agreement dated as of September 20, 1995 between J O Hambro Investment and Rensid Investments.

         (z) Investment Management Agreement dated as of June 8, 1995 between J O Hambro Investment and Robin Kelton.

         (aa) Joint Filing Agreement dated as of July 25, 1996 among NASCIT, J O Hambro & Partners, J O Hambro & Company, Oryx, Consulta, GFS, Christopher Harwood Bernard Mills, American Opportunity Trust, J O Hambro Investment and J O Hambro Asset Management.

                                                           Page 21 of     Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated        July 26, 1996                         JO HAMBRO & PARTNERS LIMITED

                                                   By:     /s/ Christopher Mills

                                                   Name:            C.H.B. Mills

                                                   Title:           Director

                                                   Executed on behalf of the
                                                   parties hereto pursuant to
                                                   the Joint Filing Agreement
                                                   filed herewith.

                                                                     Schedule A

Schedule A is amended and restated in its entirety as follows:

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Company Limited ("J O Hambro & Company") as of the date hereof.

Name:                          Rupert Nicholas Hambro
                               (Chairman)

Citizenship:                   British

Business Address:              J O Hambro & Company Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Chairman, J O Hambro & Company

Name:                          Richard Alexander Hambro
                               (Director)

Citizenship:                   British

Business Address:              J O Hambro & Company Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Chairman, J O Hambro Investment Management
                               Limited(1)
                               Director, J O Hambro & Company

Name:                          James Daryl Hambro
                               (Managing Director)

Citizenship:                   British

Business Address:              J O Hambro & Company Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Managing Director, J O Hambro & Company
                               Managing Director, J O Hambro & Partners

Name:                          Richard David Christopher Brooke
                               (Director)

Citizenship:                   British

Business Address:              J O Hambro & Company Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Director, J O Hambro & Company
                               Chairman, NASCIT

Name:                          Robert Charles Orlando Hellyer
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro & Company Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro & Company
                               Executive Director, J O Hambro & Partners
                               Executive Director, J O Hambro Investment
                               Management Limited
                               Executive Director, J O Hambro Asset Management

Name:                          David Frank Chaplin
                               (Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Managing Director, J O Hambro Investment
                               Management Limited

Name:                          George M. Magan
                               (Director)

Citizenship:                   British

Business Address:              32 Queen Anne's Gate
                               London SW1H 9AB
                               England

Principal Occupation:          Chairman, J O Hambro Magan & Company
                               Limited(2)

Name:                          Alton Fernando Irby III
                               (Director)

Citizenship:                   USA

Business Address:              32 Queen Anne's Gate
                               London SW1H 9AB
                               England

Principal Occupation:          Deputy Chairman, J O Hambro Magan & Company
                               Limited

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Asset Management Limited ("J O Hambro Asset Management") as of the date hereof.

Name:                          Richard Alexander Hambro
                               (Managing Director)

Citizenship:                   British

Business Address:              J O Hambro Asset Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Managing Director, J O Hambro Asset Management
                               Chairman, J O Hambro Investment Management
                               Limited
                               Director, J O Hambro & Company

Name:                          Robert Charles Orlando Hellyer
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Asset Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Asset Management
                               Executive Director, J O Hambro & Company
                               Executive Director, J O Hambro Investment
                               Management Limited
                               Executive Director, J O Hambro & Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Partners Limited ("J O Hambro & Partners") as of the date hereof.

Name:                          James Daryl Hambro
                               (Managing Director)

Citizenship:                   British

Business Address:              J O Hambro & Partners Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Managing Director, J O Hambro & Partners
                               Managing Director, J O Hambro & Company

Name:                          Robert Charles Orlando Hellyer
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro & Partners Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro & Partners
                               Executive Director, J O Hambro Asset Management
                               Executive Director, J O Hambro Investment
                               Management Limited
                               Executive Director, J O Hambro & Company

Name:                          Christopher Harwood Bernard Mills
                               (Director)

Citizenship:                   British

Business Address:              10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro & Partners
                               Director, Oryx

Name:                          Claudia Margaret Cecil Perkins
                               (Director)

Citizenship:                   British

Business Address:              J O Hambro & Partners Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Director, J O Hambro & Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Investment Management Limited ("J O Hambro Investment") as of the date hereof.

Name:                          Richard Alexander Hambro
                               (Chairman)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Chairman, J O Hambro Investment
                               Director, J O Hambro & Company
                               Director, J O Hambro Asset Management

Name:                          David Frank Chaplin
                               (Managing Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Managing Director, J O Hambro Investment

Name:                          John Alexander Anderson
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Investment

Name:                          Lord Balniel
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Investment

Name:                          Geoffrey Leo Alexander Galitzine
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Investment

Name:                          Robert Charles Orlando Hellyer
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Investment
                               Executive Director, J O Hambro & Company
                               Executive Director, J O Hambro Asset Management
                               Executive Director, J O Hambro & Partners

Name:                          Christopher Mark Rose
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Investment

Name:                          William van Straubenzee
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Investment

Name:                          William Alexander Mavourn Francklin
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Investment

Name:                          Ian Colquhoun Marris
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Investment

Name:                          Angus Richard Bonson
                               (Executive Director)

Citizenship:                   British

Business Address:              J O Hambro Investment Management Limited
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, J O Hambro Investment

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                          Richard David Christopher Brooke
                               (Chairman)

Citizenship:                   British

Business address:              North Atlantic Smaller Companies Investment
                               Trust plc
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Chairman, NASCIT
                               Director, J O Hambro & Company

Name:                          Christopher Harwood Bernard Mills
                               (Executive Director)

Citizenship:                   British

Business Address:              North Atlantic Smaller Companies Investment
                               Trust plc
                               10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust plc
                               Director, J O Hambro & Partners
                               Director, Oryx

Name:                          Enrique Foster Gittes
                               (Director)

Citizenship:                   USA

Residence:                     4 East 82nd Street
                               New York, New York 10028
                               USA

Principal Occupation:          Director, NASCIT

Name:                          Robert D. le P. Power
                               (Director)

Citizenship:                   British

Business Address:              SouthCoast Capital Corporation(3)
                               575 Lexington Avenue
                               7th Floor
                               New York, New York 10022
                               USA

Principal Occupation:          Director, SouthCoast Capital Corporation

Name:                          Douglas P C Nation
                               (Director)

Citizenship:                   British

Business Address:              Bear Stearns Co. Inc.(4)
                               245 Park Avenue
                               New York, NY  10167

Principal Occupation:          Managing Director, Bear Stearns Co. Inc.

Name:                          The Hon. Peregrine D E M Moncreiffe
                               (Director)

Citizenship:                   British

Business Address:              Buchanan Partners Limited(5)
                               Buchanan House
                               3 St James's Square
                               London SW1Y 4JU
                               England

Principal Occupation:          Director, Buchanan Partners Limited

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                          Christopher Harwood Bernard Mills
                               (Director)

Citizenship:                   British

Business Address:              10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro & Partners
                               Director, Oryx

Name:                          Ivan Alexander Shenkman
                               (Director)

Citizenship:                   British

Residence:                     34 Royal Crescent, London W11
                               England

Principal Occupation:          Consultant

GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                          R. Alexander Hammond-Chambers
                               (Chairman)

Citizenship:                   British

Business Address:              Covey Advertising Limited
                               1 Fountainhall Road
                               Edinburgh EH9 2NL

Principal Occupation:          Director, Covey Advertising Limited(6)

Name:                          Christopher Harwood Bernard Mills
                               (Executive Director)

Citizenship:                   British

Business Address:              10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, American Opportunity Trust
                               Executive Director, NASCIT
                               Director, J O Hambro & Partners
                               Director, Oryx

Name:                          John Gildea
                               (Director)

Citizenship:                   USA

Business Address:              Gildea Management Company(7)
                               90 Ferris Hill Road
                               New Canaan, Connecticut  06840
                               USA

Principal Occupation:          President, Gildea Management Company

Name                           The Hon. James J. Nelson
                               (Director)

Citizenship:                   British

Business Address:              Foreign & Colonial Ventures(8)
                               8th Floor
                               Exchange House
                               Primrose Street
                               London EC2A 2NY
                               England

Principal Occupation:          Director, Foreign & Colonial Ventures

Name:                          Iain Tulloch
                               (Director)

Citizenship:                   British

Business Address:              Murray Johnstone Ltd.(9)
                               7 West Nile Street
                               Glasgow G2 2PX
                               Scotland

Principal Occupation:          Director, Murray Johnstone Ltd.

Name:                          Philip Ehrmann
                               (Director)

Citizenship:                   British

Business Address:              Gartmore Investment Management Ltd.(10)
                               Gartmore House
                               16 - 18 Monument Street
                               London EC3R 8AJ
                               England

Principal Occupation:          Investment Manager, Gartmore
                               Investment Management Ltd.

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.

Name:                          Nigel Kenneth Cayzer
                               (Chairman)

Citizenship:                   British

Business Address:              14S-149 Borough High Street
                               London SE1 1NP
                               England

Principal Occupation:          Chairman, Oriel Group plc(11)

Name:                          His Excellency Salim Hassan Macki
                               (Director)

Citizenship:                   Omani

Business Address:              P.O. Box 4160
                               Postal Code 112
                               Ruwi
                               Sultanate of Oman

Principal Occupation:          Head of Economic & Technical Dept., Ministry of
                               Foreign Affairs, Oman

Name:                          Patrick John McAfee
                               (Director)

Citizenship:                   British

Business Address:              Morgan Grenfell(12)
                               23 Great Winchester Street
                               London EC2P 2AX
                               England

Principal Occupation:          Company Director

Name:                          Christopher Harwood Bernard Mills
                               (Director)

Citizenship:                   British

Business Address:              10 Park Place
                               London SW1A 1LP
                               England

Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro & Partners
                               Director, Oryx

Name:                          Harald Lungershausen
                               (Director)

Citizenship:                   German

Business Address:              Toblerstrasse 99
                               8044 Zurich
                               Switzerland

Principal Occupation:          Company Director

Name:                          Mohamed Hassan Ghurlam Habib
                               (Director)

Citizenship:                   Omani

Business Address:              Oman National Insurance Company(13)
                               PO Box 2254
                               Postal Code 112
                               Ruwi
                               Sultanate of Oman

Principal Occupation:          Chief Executive, Oman National Insurance
                               Company, SAOG

Name:                          Rupert Arthur Rees Evans
                               (Director)

Citizenship:                   British

Business Address:              Ozanne van Leuven Perrot & Evans(14)
                               PO Box 186
                               1 Le Marchant Street
                               St. Peter Port
                               Guernsey
                               Channel Islands

Principal Occupation:          Guernsey Advocate
                               Partner, Ozanne van Leuven Perrot & Evans

Name:                          Hussan Al Nowais

Citizenship:                   United Arab Emirates

Business Address:              Emirate Holdings
                               P.O. Box 984
                               Abu Dhabi
                               United Arab Emirates

Principal Occupation:          Chairman and Managing Director, Emirate
                               Holdings

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.

Name:                          Gary Michael Brass
                               (Director)

Citizenship:                   British

Business Address:              20 St James's Street
                               London SW1A 1ES
                               England

Principal Occupation:          Managing Director, Consulta

Name:                          Jeremy Caplan
                               (Director)

Citizenship:                   British

Business Address:              P.O. Box 72
                               44 Esplanade
                               St Helier
                               Jersey

Principal Occupation:          English Solicitor

Name:                          Peter Heaps
                               (Director)

Citizenship:                   British

Business Address:              Management International (Guernsey)
                               Limited(15)
                               Bermuda House
                               St Julian's Avenue
                               St Peter Port
                               Guernsey

Principal Occupation:          Managing Director
                               Management International (Guernsey) Limited

Name:                          Rupert Arthur Rees Evans
                               (Director)

Citizenship:                   British

Business Address:              P.O. Box 186
                               1 Le Marchant Street
                               St Peter Port
                               Guernsey

Principal Occupation:          Guernsey Advocate
                               Partner, Ozanne van Leuven
                               Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited.

Name:                          Harald Alejandro Lamotte
                               (Director)

Citizenship:                   British

Business Address:              20 St. James's Street
                               London SW1A 1ES
                               England

Principal Occupation:          Investment Fund Manager,
                               Consulta Limited

Name:                          Gary Michael Brass
                               (Director)

Citizenship:                   British

Business Address:              20 St. James's Street
                               London SW1A 1ES
                               England

Principal Occupation:          Investment Fund Manager,
                               Consulta Limited

Name:                          Nigel Douglas Pilkington
                               (Director)

Citizenship:                   British

Business Address:              20 St. James's Street
                               London SW1A 1ES
                               England

Principal Occupation:          Investment Fund Manager,
                               Consulta Limited

Name:                          Susan Diana Frances Johns
                               (Director)

Citizenship:                   British

Business Address:              20 St. James's Street
                               London SW1A 1ES
                               England

Principal Occupation:          Investment Fund Manager,
                               Consulta Limited

Name:                          Thierry Verhaeghe de Naeyer
                               (Director)

Citizenship:                   Belgian

Business Address:              20 St. James's Street
                               London SW1A 1ES
                               England

Principal Occupation:          Investment Fund Manager,
                               Consulta Limited
- -----------
     (1) J O Hambro Investment Management Limited is principally engaged in the investment advisory business and has its principal business and office at 10 Park Place, London SW1A 1LP England.

     (2) J O Hambro Magan & Company Limited is principally engaged in the corporate finance business.

     (3) SouthCoast Capital Corporation principally engages in the brokerage business.

     (4) Bear Stearns Co. Inc. principally engages in the brokerage business.

     (5) Buchanan Partners Limited principally engages in the investment management business.

     (6) Covey Advertising Limited is principally engaged in the advertising business.

     (7) Gildea Management Company is principally engaged in the investment management business.

     (8) Foreign & Colonial Ventures is principally engaged in the investment management business.

     (9) Murray Johnstone Ltd. is principally engaged in the investment management business.

     (10) Gartmore Investment Management Limited is principally engaged in the investment management business.

     (11) Oriel Group plc is a holding company for specialist insurance brokers.

     (12) Morgan Grenfell is a merchant bank.

     (13) Oman National Insurance Company is principally engaged in the insurance business.

     (14) Ozanne van Leuven Perrot & Evans is a law firm.

     (15) Management International (Guernsey) Limited is principally engaged in the investment management business.

                                 Exhibit Index

     No change except for the addition of subparagraphs (j) through (aa) set forth below:

                  Document                                             Page

(j)   Investment Management Agreement dated as of February 29,
      1996 between J O Hambro & Partners and Seaway Limited.

(k) Investment Management Agreement dated as of June 29, 1994 between J O Hambro Investment and Lord Keith of Castleacre.

(l)   Investment Management Agreement dated as of October 10,
      1994 between J O Hambro Investment and Lord King of
      Wartnaby.

(m) Investment Management Agreement dated as of March 3, 1993 between J O Hambro Investment and Mrs. Camilla Stacpoole.

(n) Investment Management Agreement dated as of June 17, 1994 between J O Hambro Investment and Intrepid International
      Limited.

(o) Investment Management Agreement dated as of May 1, 1996 between J O Hambro Investment and Abacus (C.I.) Limited -
      T975.

(p) Investment Management Agreement dated as of April 2, 1990 between J O Hambro Investment and Aurigest Limited.

(q)   Investment Management Agreement dated as of September 19,
      1995 between J O Hambro Investment and C.H.A. Butter, Esq.

(r) Investment Management Agreement dated as of July 10, 1992 between J O Hambro Investment and Tim Fane.

(s)   Investment Management Agreement dated as of September 29,
      1995 between J O Hambro Investment and H.B. Barlow's 1964
      Settlement "A" for Rebecca.

(t)   Investment Management Agreement dated as of September 21,
      1995 between J O Hambro Investment and H.B. Barlow's 1964
      Settlement "C" for Naomi.

(u)   Investment Management Agreement dated as of October 26,
      1995 between J O Hambro Investment and H.B. Barlow's 1964
      Settlement "D" for Emily.

(v)   Investment Management Agreement dated as of September 20,
      1995 between J O Hambro Investment and Mrs. M.R. Hambro
      Capital Account.

(w)   Investment Management Agreement dated as of August 25,
      1995 between J O Hambro Investment and Fife Limited.

(x)   Investment Management Agreement dated as of January 31,
      1996 between J O Hambro Investment and The Jerwood
      Foundation.

(y)   Investment Management Agreement dated as of September 20,
      1995 between J O Hambro Investment and Rensid Investments.

(z) Investment Management Agreement dated as of June 8, 1995 between J O Hambro Investment and Robin Kelton.

(aa) Joint Filing Agreement dated as of July 25, 1996 among NASCIT, J O Hambro & Partners, J O Hambro & Company, Oryx, Consulta, GFS, Christopher Harwood Bernard Mills, American Opportunity Trust, J O Hambro Investment and J O Hambro Asset Management.